EXHIBIT 99.1

Colliers Announces Voting Results

TORONTO, April 02, 2024 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX: CIGI; NASDAQ: CIGI) (“Colliers” or the “Company”) today announced that at its annual and special meeting of shareholders held virtually on April 2, 2024, the ten director nominees listed in Colliers’ management information circular dated February 15, 2024 (the “Circular”) were elected as directors of Colliers. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John (Jack) P. Curtin, Jr.	69,021,706	99.27%	504,062	0.73%
Christopher Galvin	69,343,094	99.74%	182,674	0.26%
P. Jane Gavan	64,403,512	92.63%	5,122,257	7.37%
Stephen J. Harper	69,052,694	99.32%	473,074	0.68%
Jay S. Hennick	68,562,555	98.61%	963,214	1.39%
Katherine M. Lee	66,279,300	95.33%	3,246,468	4.67%
Poonam Puri	67,077,311	96.48%	2,448,457	3.52%
Benjamin F. Stein	67,395,052	96.94%	2,130,716	3.06%
L. Frederick Sutherland	68,868,717	99.05%	657,051	0.95%
Edward Waitzer	69,199,860	99.53%	325,908	0.47%

In addition, shareholders approved: (a) the appointment of PricewaterhouseCoopers LLP as the auditor of Colliers for the ensuing year; (b) an amendment to Colliers’ stock option plan to increase the total number of Subordinate Voting Shares reserved for issuance thereunder by 1,500,000; and (c) a non-binding advisory resolution approving Colliers’ approach to executive compensation, in each case as disclosed in the Circular.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 66 countries, our 19,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 29 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.3 billion and $98 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer
(416) 960-9500